FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: February 6, 2007

Semi-Annual Consolidated Financial Statements

for the Six Months ended September 30, 2006

(Extract of Hanki-houkokusyo, Semi-Annual Securities Report

filed pursuant to the Securities and Exchange Law of Japan)

NEC Corporation

PART I. [Information on the Company]

ITEM 1.	[Overview of Business]

1. [Selected Financial Data]

(1) Summary of Consolidated Financial Results

	Six months ended September 30, 2004	Six months ended September 30, 2005	Six months ended September 30, 2006	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2006
Net sales (In millions of yen)	2,337,376	2,283,779	2,221,604	4,928,698	4,929,970
Ordinary income (loss) (In millions of yen)	38,598	(19,346)	(11,819)	91,393	14,955
Net income (loss) (In millions of yen)	12,696	(331)	(9,927)	63,314	(10,062)
Net assets (In millions of yen)	908,621	1,022,833	1,238,730	953,704	1,029,807
Total assets (In millions of yen)	3,831,728	3,748,726	3,694,532	3,883,520	3,802,775
Net assets per share (in yen)	471.53	513.17	510.06	494.83	516.62
Basic net income (loss) per share (in yen)	6.59	(0.16)	(4.94)	32.69	(5.26)
Diluted net income per share (in yen)	5.76	—	—	29.98	—
Shareholders’ equity ratio (%)	23.7	27.3	28.0	24.6	27.1
Cash flows from operating activities (In millions of yen)	(29,225)	41,303	106,079	148,364	225,804
Cash flows from investing activities (In millions of yen)	(21,556)	(35,680)	(64,937)	(123,072)	(84,687)
Cash flows from financing activities (In millions of yen)	17,634	(92,388)	(55,972)	(33,591)	(200,199)
Cash and cash equivalents at end of period (In millions of yen)	478,945	419,076	439,792	501,502	452,370
Number of employees	150,940	155,617	156,545	154,001	154,180

(Notes)

1. The Company’s interim consolidated financial statements were prepared in the past in accordance with the terminology, forms, and preparation methods that are generally accepted accounting principles in the United States (hereinafter “U.S. GAAP”) pursuant to the provisions of Article 87 (Article 81 at the time of application) of the “Regulations Concerning Terminology, Forms, and Method for Preparing Interim Consolidated Financial Statements” (1999 Ministry of Finance Ordinance No. 24; hereinafter the “Regulations Concerning Consolidated Semi-annual Financial Statements”). However, the Company faced difficulties in submitting the annual report for fiscal year ended March 31, 2006 (Form 20-F) to the U.S. Securities and Exchange Commission (hereinafter referred to as the “SEC”) by the due date of submission in accordance with the U.S. GAAP based on the 1934 U.S. Securities and Exchange Act. In connection with this, effective from this consolidated six-month period (from April 1, 2006 to September 30, 2006), the disclosure documents required by the Securities and Exchange Law of Japan will be dealt with separately from the SEC’s annual reports, adopting the generally accepted accounting principles in Japan (hereinafter referred to as the “JAPAN GAAP”) and the interim consolidated financial statements for this consolidated six-months period will be prepared in accordance with the Regulations Concerning Consolidated Semi-annual Financial Statements.

Following the change of the accounting standards, the Company prepared interim consolidated financial statements for the six-month period of fiscal 2005 (from April 1, 2005 to September 30, 2005) in accordance with the Regulations Concerning Consolidated Semi-annual Financial Statements (However, in the same way as other companies which adopt JAPAN GAAP, this refers to the Regulations of Interim Consolidated Financial Statements prior to revision enforced on May 1, 2006 hereinafter referred to as the “Regulations Concerning Consolidated Semi-annual Financial Statements Prior to Revision”).

Although the Company prepared the consolidated financial statements for fiscal 2004 (from April 1, 2004 to March 31, 2005) in accordance with the Regulations Concerning Terminology, Forms, and Method for Preparing Consolidated Financial Statements (1976 Ministry of Finance Ordinance No. 28; hereinafter referred to as the “Regulations Concerning Consolidated Financial Statements”), the consolidated financial statements were not audited.

Similarly, although the Company prepared the interim consolidated financial statements for the six-month period of fiscal 2004 (from April 1, 2004 to September 30, 2004) in accordance with the Regulations Concerning Consolidated Semi-annual Financial Statements Prior to Revision, the interim consolidated financial statements were not audited. The Company’s consolidated financial statements for fiscal 2005 (from April 1, 2005 to March 31, 2006) were also prepared in accordance with the Regulations Concerning Consolidated Financial Statements but not audited.

2. Transactions subject to consumption tax and local consumption tax (hereinafter “consumption taxes”) are recorded at amounts exclusive of consumption taxes.

3. Effective from fiscal 2005, the Company has applied the Amendments to Accounting Standards for Retirement Benefits (ASBJ Statement No. 3) and the Implementation Guidance on Amendments to Accounting Standard for Retirement Benefits (ASBJ Guidance No. 7).

4. In the past, the Company capitalized repair expenses for products during warranty periods when they accrued. However, effective from fiscal 2005, the Company has adopted a method for capitalizing repair expenses as a reserve for product warranty liabilities using the ratio that past repair expenses bear to the past net sales.

5. In calculating net assets, the Company has adopted the Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Statement No. 5) and the Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Guidance No. 8), effective from the interim consolidated financial statements for fiscal 2006.

6. Diluted net income per share for the consolidated six months ended September 30, 2005, the consolidated six months ended September 30, 2006, and the fiscal year ended March 31, 2006, are not reported because there was a net loss per share for the consolidated six-month period ended September 30, 2006, although there were dilutive securities.

7. The Company has applied the Practical Solution on Revenue Recognition of Software (PITF Report No. 17) effective from the consolidated six months of fiscal 2006 and capitalized estimated amounts based on the actual past results and estimated amounts based on possible occurrences of additional costs by product, in order to prepare for repair expenses for defects after delivery of products to customers.

ITEM 5.	[Status of Accounting]

1. Preparation of interim consolidated financial statements

(1) The Company’s interim consolidated financial statements were prepared in the past in accordance with U.S. GAAP pursuant to the provisions of Article 87 (Article 81 at the time of application) of Regulations Concerning Consolidated Semi-annual Financial Statements. However, the Company faced difficulties in submitting the annual report ended March 31, 2006 (Form 20-F) to SEC by the due date of submission in accordance with U.S. GAAP based on the 1934 U.S. Securities and Exchange Act.

In connection with this, effective from this consolidated six-month period (from April 1, 2006 to September 30, 2006), the disclosure documents following the Securities and Exchange Law of Japan will be dealt with separately from the SEC’s annual reports, adopting JAPAN GAAP and the interim consolidated financial statements for this consolidated six-month period will be prepared in accordance with the Regulations Concerning Consolidated Semi-annual Financial Statements.

Following the change of the accounting standards, the Company prepared interim consolidated financial statements for the six-month period of fiscal 2005 (from April 1, 2005 to September 30, 2005) in accordance with the Regulations Concerning Consolidated Semi-annual Financial Statements (However, in the same way as other companies which adopt JAPAN GAAP, this refers to Regulations of Interim Consolidated Financial Statements Prior to Revision enforced on May 1, 2006.)

Condensed consolidated balance sheets, condensed consolidated statement of operations, consolidated statement of retained earnings, and consolidated statement of cash flows for the previous consolidated financial statements (from April 1, 2005 to March 31, 2006) were prepared (but not audited) in accordance with the Regulations Concerning Consolidated Financial Statements.

2. Accountant report

The Company’s interim consolidated financial statements for the previous consolidated six months (from April 1, 2005 to September 30, 2005) and the current consolidated six months (from April 1, 2006 to September 30, 2006) have been reviewed by Ernst & Young ShinNihon in accordance with Article 193-2 of the Securities and Exchange Law.

1 [Consolidated Financial Statements]

(1) [Consolidated Financial Statements]

1. [Consolidated Balance Sheets]

(In millions of yen)

	Note No.	September 30, 2005			September 30, 2006			Condensed consolidated balance sheet for fiscal year ended March 31, 2006
				(% of net sales)			(% of net sales)			(% of net sales)
ASSETS

I. Current assets
1. Cash and deposit			387,889			347,815			404,303
2. Notes and accounts receivable, trade	*4, 5, 6		696,702			732,616			858,328
3. Current marketable securities			31,509			93,303			49,242
4. Inventories			564,672			550,643			492,414
5. Deferred tax assets			117,197			109,092			106,243
6. Other current assets			195,340			181,908			198,430
7. Allowance for doubtful notes and accounts			(10,060)			(10,426)			(9,617)

Total current assets			1,983,249	52.9		2,004,951	54.3		2,099,343	55.2

II Long-term assets
1. Property, plant and equipment	*1,2
(1) Buildings		251,348			241,504			244,534
(2) Machinery and equipment		214,541			216,595			197,839
(3) Tools and other equipment		110,819			102,057			104,861
(4) Other property		127,162	703,870		122,266	682,422		130,035	677,269

2. Intangible assets
(1) Goodwill		—			92,976			—
(2) Consolidated adjustment account		76,129			—			79,397
(3) Other intangible assets		174,210	250,339		144,248	237,224		156,948	236,345

3. Investments and other assets
(1) Investment securities		236,662			253,214			266,040
(2) Stock of Affiliated companies		105,368			103,605			110,319
(3) Deferred tax assets		254,423			223,524			214,525
(4) Other		244,262			215,246			229,845
(5) Allowance for doubtful notes and accounts		(29,447)	811,268		(25,654)	769,935		(30,911)	789,818

Total long-term assets			1,765,477	47.1		1,689,581	45.7		1,703,432	44.8

Total assets			3,748,726	100.0		3,694,532	100.0		3,802,775	100.0

(In millions of yen)

	Note No.	September 30, 2005		September 30, 2006		Condensed consolidated balance sheet for fiscal year ended March 31, 2006
			(% of net sales)		(% of net sales)		(% of net sales)
LIABILITIES
I Current liabilities
1. Notes and accounts payable, trade	*6	721,307		761,633		826,335
2. Shot-term borrowings	*2	163,027		118,155		136,756
3. Commercial Paper		71,000		40,000		35,000
4. Bonds payable (within one year)		59,270		146,418		129,268
5. Accounts payable, other and accrued expenses		266,135		269,762		284,502
6. Reserve for bonus to directors		—		145		—
7. Current product warranty liabilities		3,744		24,924		11,229
8. Other current liabilities		240,740		266,040		252,218

Total current liabilities		1,525,223	40.7	1,627,077	44.1	1,675,308	44.0

II Long-term liabilities
1. Bonds payable		612,524		473,504		519,791
2. Long-term borrowings	*2	94,087		62,576		76,268
3. Accrued pension and severance costs		191,948		204,466		197,434
4. Provision for loss on repurchase of computers		23,265		17,689		19,532
5. Long-term product warranty liabilities		620		723		840
6. Provision for recycling expenses of personal computers		5,089		5,044		6,137
7. Long-term deferred tax liabilities		239		11,422		9,661
8. Other		46,967		53,301		55,154

Total long-term liabilities		974,739	26.0	828,725	22.4	884,817	23.3

Total liabilities		2,499,962	66.7	2,455,802	66.5	2,560,125	67.3

MINORITY INTERESTS
Minority interests		225,931	6.0	—	—	212,843	5.6

SHAREHOLDERS’ EQUITY
I Common stock		337,821	9.0	—	—	337,821	8.9
II Additional paid-in capital		441,268	11.8	—	—	441,155	11.6
III Retained earnings		192,985	5.1	—	—	173,808	4.6
IV Unrealized gains (losses) on marketable securities		58,624	1.6	—	—	78,128	2.1
V Foreign currency translation adjustments		(5,136)	(0.1)	—	—	1,764	0.0
VI Treasury stock		(2,729)	(0.1)	—	—	(2,869)	(0.1)

Total shareholders’ equity		1,022,833	27.3	—	—	1,029,807	27.1

Total liabilities, minority interests, and shareholders’ equity		3,748,726	100.0	—	—	3,802,775	100.0

(In millions of yen)

	Note No.	September 30, 2005		September 30, 2006		Condensed consolidated balance sheet for fiscal year ended March 31, 2006
			(% of net sales)		(% of net sales)		(% of net sales)
NET ASSETS

I Shareholders’ equity
1 Common stock		—		337,822		—
2 Additional paid-in capital		—		464,924		—
3 Retained earnings		—		162,050		—
4 Treasury stock		—		(2,960)		—

Total shareholders’ equity		—	—	961,836	26.0	—	—

II Valuation and translation adjustments
1 Unrealized gains (losses) on marketable securities		—		66,461		—
2 Unrealized gains (losses) on hedging		—		9		—
3 Foreign currency translation adjustments		—		4,865		—

Total valuation and translation adjustments		—	—	71,335	1.9	—	—

III Share subscription rights		—	—	66	0.0	—	—

IV Minority interests		—	—	205,493	5.6	—	—

Total net assets		—	—	1,238,730	33.5	—	—

Total liabilities and net assets		—	—	3,694,532	100.0	—	—

2. [Consolidated Statements of Operations]

(In millions of yen)

	Note No.	Six months ended September 30, 2005			Six months ended September 30, 2006			Condensed consolidated statements of operations for fiscal year ended March 31, 2006
				(%)			(%)			(%)
I NET SALES			2,283,779	100.0		2,221,604	100.0		4,929,970	100.0

II COST OF SALES			1,633,629	71.5		1,549,243	69.7		3,523,577	71.5

Gross profit on sales			650,150	28.5		672,361	30.3		1,406,393	28.5

III SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	*1		645,148	28.3		664,857	30.0		1,333,867	27.0

Operating income			5,002	0.2		7,504	0.3		72,526	1.5

IV NON-OPERATING INCOME
1 Interest income		2,964			4,384			6,664
2 Dividend income		2,369			1,780			4,079
3 Equity in earnings of affiliated companies		482			555			6,195
4 Foreign exchange income		—			—			1,042
5 Other		6,577	12,392	0.6	7,678	14,397	0.7	14,672	32,652	0.7

V NON-OPERATING EXPENSES
1 Interest expense		8,497			7,441			16,810
2 Foreign exchange loss		120			2,415			—
3 Other		28,123	36,740	1.6	23,864	33,720	1.5	73,413	90,223	1.9

Ordinary income (loss)			(19,346)	(0.8)		(11,819)	(0.5)		14,955	0.3

VI EXTRAORDINARY GAINS
1 Gain on sale of investment in securities		9,125			10,970			25,189
2 Gain on change of equity	*2	623			8,630			2,909
3 Gain on transfer of marketable securities to the pension trust	*3	—			6,534			—
4 Reversal of provision for recycling expenses of personal computers		687			1,805			860
5 Gain on sale of fixed assets	*4	2,369			107			4,590
6 Gain on sale of stock of affiliated companies	*5	20,681			—			23,220
7 Gain on transfer of substitutional portion of employees’ pension funds	*6	—	33,485	1.4	—	28,046	1.3	2,035	58,803	1.2

VII EXTRAORDINARY LOSSES
1 Restructuring charges	*7	—			10,777			1,681
2 Loss due to devaluation of investment in securities		5,631			1,545			10,540
3 Impairment loss on fixed assets	*8	482			1,283			661
4 Pension and severance costs	*9	269			978			560
5 Provision for product warranty liabilities	*10	—	6,382	0.3	—	14,583	0.7	8,581	22,023	0.5

Income before income taxes			7,757	0.3		1,644	0.1		51,735	1.0

Income tax, inhabitant tax, and enterprise tax		11,297			11,371			25,957
Income taxes-deffered		(4,249)	7,048	0.3	(153)	11,218	0.5	47,192	73,149	1.5

Minority interest in income of consolidated subsidiaries			1,040	0.0		353	0.0		(11,352)	(0.3)

Net loss			(331)	0.0		(9,927)	(0.4)		(10,062)	(0.2)

3. [Consolidated Statements of Retained Earnings]

(In millions of yen)

	Note No.	Six months ended September 30, 2005		Fiscal year ended March 31, 2006
ADDITIONAL PAID-IN CAPITAL

I Balance at beginning of period			396,366		396,366

II Increase
Increase by stock-for-stock exchange		44,905		44,905
Conversion of convertible bond type warrant		1	44,906	1	44,906

III Decrease
Loss on disposal of treasury stock		3		3
Other		1	4	114	117

IV Balance at end of period			441,268		441,155

RETAINED EARNINGS

I Balance at beginning of period			207,745		207,745

II Decrease
Net loss		331		10,062
Dividends		5,780		11,759
Bonus to directors		315		316
Change in the scope of equity method		8,334	14,760	11,800	33,937

III Balance at end of period			192,985		173,808

4. [Consolidated Statements of Shareholders’ Equity]

Six months ended September 30, 2006

	Shareholder’s equity
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total
Balances as of March 31, 2006 (In millions of yen)	337,821	441,155	173,808	(2,869)	949,915
Changes in six months ended September 30, 2006
Increase by stock-for-stock exchange		24,382			24,382
Conversion of convertible bond type warrant	1	1			2
Bonus to directors (See Note)			(200)		(200)
Dividends (See Note)			(5,979)		(5,979)
Net income (loss)			(9,927)		(9,927)
Disposal and purchase of treasury stock, net		(67)		(91)	(158)
Changes in the scope of equity method			4,348		4,348
Others		(547)			(547)
Net changes in items other than those in shareholders’ equity					—
Total changes in six months ended September 30, 2006 (In millions of yen)	1	23,769	(11,758)	(91)	11,921
Balance as of September 30, 2006 (In millions of yen)	337,822	464,924	162,050	(2,960)	961,836

	Valuation and translation adjustments			Share subscription rights	Minority interests	Total net assets
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on hedging	Foreign currency transaction adjustments
Balances as of March 31, 2006 (In millions of yen)	78,128	—	1,764	—	212,843	1,242,650
Changes in six months ended September 30, 2006
Increase by stock-for-stock exchange						24,382
Conversion of convertible bond type warrant						2
Bonus to directors (See Note)						(200)
Dividends (See Note)						(5,979)
Net income (loss)						(9,927)
Disposal and purchase of treasury stock, net						(158)
Changes in the scope of equity method						4,348
Others						(547)
Net changes in items other than those in shareholders’ equity	(11,667)	9	3,101	66	(7,350)	(15,841)
Total changes in six months ended September 30, 2006 (In millions of yen)	(11,667)	9	3,101	66	(7,350)	(3,920)
Balance as of September 30, 2006 (In millions of yen)	66,461	9	4,865	66	205,493	1,238,730

(Note)	The account title of disposal of retained earning at the annual meeting of shareholders of the Company held in June 2006.

5. [Consolidated Statements of Cash Flows]

(In millions of yen)

	Note No.	Six months ended September 30, 2005	Six months ended September 30, 2006	Condensed consolidated statement of cash flows for fiscal year ended March 31, 2006
I Cash flows from operating activities:
Income before income taxes and minority interests		7,757	1,644	51,735
Depreciation and amortization		95,036	93,011	198,956
Amortization of long-term prepaid expense		15,802	12,851	34,750
Amortization of consolidated adjustment account		2,874	—	6,021
Goodwill amortization		—	4,164	—
Increase (decrease) in allowance for doubtful accounts		4,560	(4,651)	5,098
Increase in product warranty liabilities		3,228	13,470	10,739
Increase (decrease) in provision for loss on repurchase of computers		(734)	(1,843)	(4,467)
Increase in accrued pension and severance costs		13,071	6,805	21,432
Interest and dividend income		(5,333)	(6,164)	(10,743)
Interest expense		8,497	7,441	16,810
Equity in earnings of affiliated companies		(482)	(555)	(6,195)
Gain due to stock issuances by subsidiaries		(623)	(8,630)	(2,909)
Gain on sale of fixed assets		(2,369)	(107)	(4,590)
Loss due to devaluation		482	1,283	661
Gain on sale of investment in securities		(9,125)	(10,970)	(25,189)
Loss due to devaluation of investment in securities		5,631	1,545	10,540
Gain on sale of stock of affiliated companies		(20,681)	—	(23,220)
Settlement and compensation for damages		5,427	863	19,126
(Increase) decrease in notes and accounts receivable		76,567	135,752	(76,683)
(Increase) decrease in inventories		(38,850)	(54,707)	34,878
Increase (decrease) in notes and accounts payable		(84,854)	(66,728)	14,650
Other, net		(10,088)	7,051	6,811

Sub-total		65,793	131,525	278,211

Interest and dividends received		5,344	6,151	10,760
Interest paid		(8,645)	(7,336)	(17,297)
Payment of settlement and compensation for damages		(2,206)	(8,478)	(7,828)
Income taxes paid		(18,983)	(15,783)	(38,042)

Net cash provided by operating activities		41,303	106,079	225,804

(In millions of yen)

	Note No.	Six months ended September 30, 2005	Six months ended September 30, 2006	Condensed consolidated statement of cash flows for fiscal year ended March 31, 2006
II Cash flows from investing activities:
Acquisitions of property, plant and equipment		(85,871)	(92,502)	(159,432)
Proceeds from sales of property, plant and equipment		33,027	43,401	69,442
Acquisitions of intangible assets		(21,813)	(18,760)	(47,635)
Purchase of investments in securities		(4,498)	(3,806)	(12,584)
Proceeds from sales of investments in securities		14,462	17,478	36,271
Purchase of subsidiaries’ shares, resulting in change of consolidation scope		(2,093)	(1,630)	(3,608)
Proceeds from sales of subsidiaries’ shares, resulting in change of consolidation scope		10,588	39	14,604
Purchase of stock of Affiliated companies		(2,594)	(10,955)	(11,946)
Proceeds from sales of stock of Affiliated companies		28,728	56	29,052
Disbursements for loans receivable		(4,566)	(10,576)	(16,338)
Collection of loans receivable		3,152	12,162	18,769
Other, net		(4,202)	156	(1,282)

Net cash used in investing activities		(35,680)	(64,937)	(84,687)

III Cash flows from financing activities:
Decrease in short-term borrowings, net		(22,052)	(18,279)	(81,326)
Proceeds from long-term loans		15,073	4,856	24,643
Repayment of long-term loans		(22,548)	(20,543)	(55,130)
Proceeds from issuance of bonds		—	—	7,500
Redemption of bonds		(55,335)	(29,216)	(85,570)
Proceeds from stock issuances		—	14,378	4,056
Dividends paid		(5,771)	(5,961)	(11,729)
Other, net		(1,755)	(1,207)	(2,643)

Net cash used in financing activities		(92,388)	(55,972)	(200,199)

IV Effect of exchange rate changes on cash and cash equivalents		4,339	2,252	9,950

V Net decrease in cash and cash equivalents		(82,426)	(12,578)	(49,132)

VI Cash and cash equivalents at beginning of period		501,502	452,370	501,502

VII Cash and cash equivalents at end of period	*1	419,076	439,792	452,370

(Significant accounting policies)

Item	Six months ended September 30, 2005	Six months ended September 30, 2006	Fiscal year ended March 31, 2006
1. Scope of consolidation

The interim consolidated financial statements consolidated 327 major subsidiaries of the Company.

(Major consolidated subsidiaries)

NEC Electronics Corporation

NEC Electronics America, Inc.

Wuhan NEC Mobile Communication Co.Ltd

NEC America, Inc.

NEC Personal Products, Ltd.

NEC Europe Ltd.

NEC System Integration & Construction, Ltd.

NEC TOKIN Corporation

NEC Infrontia Corporation

NEC Fielding, Ltd.

Nippon Avionics Co., Ltd.

NEC Mobiling, Ltd.

The interim consolidated financial statements for the six months have added 16 companies to consolidation while excluding 6 companies from consolidation, major companies of which are as stated below:

The interim consolidated financial statements have consolidated 365 major subsidiaries of the Company.

(Major consolidated subsidiaries)

NEC Electronics Corporation

NEC Electronics America, Inc.

Wuhan NEC Mobile Communication Co.Ltd

NEC Corporation of America

NEC Personal Products, Ltd.

NEC Europe Ltd.

NEC Networks and System Integration Corporation

NEC TOKIN Corporation

NEC Infrontia Corporation

NEC Fielding, Ltd.

Nippon Avionics Co., Ltd.

NEC Mobiling, Ltd.

The interim consolidated financial statements for the six months have added 27 companies to consolidation while excluding 18 companies from consolidation, major companies of which are as stated below:

The consolidated financial statements consolidated 356 major subsidiaries of the Company.

(Major consolidated subsidiaries)

NEC Electronics Corporation

NEC Electronics America, Inc.

Wuhan NEC Mobile Communication Co.Ltd

NEC America, Inc.

NEC Personal Products, Ltd.

NEC Europe Ltd.

NEC Networks and System Integration Corporation

NEC TOKIN Corporation

NEC Infrontia Corporation

NEC Fielding, Ltd.

Nippon Avionics Co., Ltd.

NEC Mobiling, Ltd.

The consolidated financial statements have added 49 companies to consolidation while excluding 10 companies from consolidation, major companies of which are as stated below:

(Companies categorized as consolidated subsidiaries due to acquisition and establishment)….16 companies

ABeam Consulting (Malaysia) Sdn.Bhd.

ABeam Consulting (Thailand) Ltd.

ABeam Consulting (Hong Kong) Limited.

SJI Corporation

Active Voice B.V.

NEC Computers S.A.S.

NEC Fielding Information Technology Services(Beijing)Co.,Ltd.

Other

(Companies categorized as consolidated subsidiaries due to acquisition and establishment).....27 companies

NEC BIGLOBE, Ltd.

NEC Electronics Korea Ltd.

Qorval Integrated Solutions,Inc.

NEC Phillips Unified Solutions Italia S.P.A.

Other

(Companies categorized as consolidated subsidiaries due to acquisition and establishment)…..49 companies

NEC HCL System Technologies Limited

Networks & System Integration Saudi Arabia Co., Ltd.

Tohoku Chemical Industries (Vietnam), Ltd.

NEC Computers Deutschland, GmbH.

NEC Computers (Nederland), B.V.

ABeam Consulting (Malaysia) Sdn.Bhd.

ABeam Consulting (Europe), B.V.

NEC Computers S.A.S.

Other

	(Companies liquidated or sold)...5 companies ANELVA Corporation ANELVA Techno Business Corp. ANELVA Technix Corporation Other	(Companies liquidated or sold)...11 companies Hokko Denshi Co., Ltd. Other	(Companies liquidated or sold)...9 companies ANELVA Corporation NEC Machinery Corporation NEC Computer Storage Philippines, Inc. Other

Item	Six months ended September 30, 2005		Six months ended September 30, 2006		Fiscal year ended March 31, 2006
	Number of companies decreased due to merger: 1 company		Number of companies decreased due to merger: 7 companies		Number of companies decreased due to merger: 1 company

	(Previous)	(New)	(Previous)	(New)	(Previous)	(New)

	NEC Software Aomori, Ltd.	NEC Software Tohoku, Ltd.	TOKIN Shoko Corporation	NEC TOKIN Corporation	NEC Software Aomori, Ltd.	NEC Software Tohoku, Ltd

	NEC Software Tohoku, Ltd.		NEC TOKIN Toyoma,Ltd.		NEC Software Tohoku, Ltd.

NEC TOKIN Iwate,Ltd.

NEC TOKIN Tochigi,Ltd.

NEC TOKIN Hyogo, Ltd.

NEC TOKIN Corporation

			NEC America Inc.	NEC Corporation of America

NEC Solutions (America), Inc.

			NEC Compound Semiconductor Devices, Ltd.	NEC Electronics Corporation

NEC Electronics Corporation

Item	Six months ended September 30, 2005	Six months ended September 30, 2006	Fiscal year ended March 31, 2006
2. Items related to companies accounted for by the equity method.	 Number of non-consolidated subsidiaries accounted for by the equity method …Not applicable	 Number of non-consolidated subsidiaries accounted for by the equity method …Same as left	 Number of non-consolidated subsidiaries accounted for by the equity method …Same as left
	‚ Investments in affiliated companies accounted for by the equity method. 68 companies are accounted for by the equity method.	‚ Same as left	‚ Same as left

(Related companies)…68

(Major companies accounted for by the equity method)

Pleomart.Inc

Keyware Solutions Inc.

Nippon Computer System Co.,Ltd

South Tokyo Cabletelevision

Alaxala Networks Corporation

NEC Leasing,Ltd.

Nippon Electric Glass

Anritsu Corporation

Japan Aviation Electronics Industry,Ltd

Honda Elesys

NEC SCHOTT Components Corporation

Sincere Corporation

NEC TOPPAN Circuit Solutions

Hua Hong Semiconductor Limited

Shanghai SVA NEC Liquid Crystal Display.,Ltd

(Related companies)..Same as left

(Major companies accounted for by the equity method)

Pleomart.Inc

Keyware Solutions Inc.

Nippon Computer System Co.,Ltd

South Tokyo Cabletelevision

Alaxala Networks Corporation

NEC Leasing,Ltd.

Nippon Electric Glass

Anritsu Corporation

Japan Aviation Electronics Industry,Ltd

Honda Elesys

NEC SCOTT Components Corporation

Sincere Corporation

NEC TOPPAN Circuit Solutions

Shanghai SVA NEC Liquid Crystal Display.,Ltd

Sony NEC Optiarc Inc.

Adcore-Tech Co.,Ltd.

(Related companies)...Same as left

(Major companies accounted for by the equity method)

Pleomart.Inc

Keyware Solutions Inc.

Nippon Computer System Co.,Ltd

South Tokyo Cabletelevision

Alaxala Networks Corporation

NEC Leasing,Ltd.

Nippon Electric Glass

Anritsu Corporation

Japan Aviation Electronics Industry,Ltd

Honda Elesys

NEC SCHOTT Components Corporation

Sincere Corporation

NEC TOPPAN Circuit Solutions

Hua Hong Semiconductor Limited Shanghai SVA NEC Liquid Crystal Display.,Ltd

The current interim consolidated financial period’s number of companies accounted for by the equity method has changed. There are additional 3 companies including Wuhan FiberHome Mobile Communication and 2 other companies. 2 companies in total are deleted including Elpida Memory, Inc. and 1 other company.

The current interim consolidated financial period’s number of companies accounted for by the equity method has changed. There is a total of 3 additional companies including Sony NEC Optiarc Inc., Adcore-Tech Co.,Ltd., and 1 other company. 3 companies in total are deleted including BiwakoBank Software and 2 other companies.

The current consolidated financial period’s number of companies accounted for by the equity method has changed. There is a total of 4 additional companies including CIC Japan and 3 other companies. 3 companies in total are deleted including Toyo Network Systems, and Elpida Memory and 1 other company.

	ƒ Number of non consolidated subsidiaries and related companies in which the equity method is not accounted for…Not applicable	ƒ Same as left	ƒ Same as left

„ The company owns more than 20% of the total number of outstanding stocks of Japan Electronic Computer Co.Ltd. However, Japan Electronic Computer Co.Ltd is categorized as a special company and is excluded from affiliated companies as it is operated and co-financed by 6 domestic computer manufacturing companies for the promotion of the data processing industry.

		„ Same as left	„ Same as left

Item	Six months ended September 30, 2005	Six months ended September 30, 2006	Fiscal year ended March 31, 2006
3. Item related to the interim period(date), etc. of consolidated subsidiaries.

Except for the below companies, the interim period is 6 months ended September 30.

NEC do Brasil S.A.

NEC Solutions Brasil S.A.

Shougang NEC Electronics Co., Ltd.

NEC Argentina S.A.

NEC Chile S.A.

45 other companies

Except for the below companies, the interim period is 6 months ended September 30.

NEC do Brasil S.A.

NEC Solutions Brasil S.A.

Shougang NEC Electronics Co., Ltd.

NEC Argentina S.A.

NEC Chile S.A.

70 other companies.

Except for the below companies, the fiscal year is ended March 31. NEC do Brasil S.A. NEC Solutions Brasil S.A. Shougang NEC Electronics Co., Ltd. NEC Argentina S.A. NEC Chile S.A. 58 other companies
	Most of the above companies’ interim period is ended June 30 and those financial statements as of the end of the interim period are included. Material transactions after the interim period date are adjusted for consolidation purpose.	Same as left	Most of the above companies’ fiscal year is ended December 31 and those financial statements as of the end of the fiscal year are included. Material transactions after the fiscal year are adjusted for consolidation purpose.

4.Accounting standards	The accounting standards adopted by consolidated subsidiaries and the accounting standards adopted by our company are almost the same. However, part of the accounting standard adopted by our overseas consolidated subsidiaries complies with the accounting standards of that country.	Same as left	Same as left

(1) Valuation standard and method of material assets

 Securities

Investments in other securities

• Marketable securities

Fair value method based on market price as of the end of the interim period(Valuation difference, net of the applicable income taxes is directly included in shareholders’ equity and the cost of products sold is calculated by the moving average cost method.)

 Securities

Investments in other securities

• Marketable securities

Fair value method based on market price as of the end of the interim period(Valuation difference, net of the applicable income taxes is directly included in net assets and the cost of products sold is calculated by the moving average cost method.)

 Securities

Investments in other securities

• Marketable securities

Fair value method based on market price as of the end of the fiscal year(Valuation difference, net of the applicable income taxes is directly included in shareholders’ equity and the cost of products sold is calculated by the moving average cost method.)

	• Nonmarketable securities Moving average cost method.	• Nonmarketable securities Same as left	• Nonmarketable securities Same as left

‚ Derivatives

Fair value method

ƒ Inventories

Lower of cost or market method based on the following valuation method is adopted.

Valuation method

Finished products

Custom-made products: Accumulated cost method (in most cases)

Mass produced standard products: First-in, first-out method (in most cases)

Work in process

Custom made products: Accumulated cost method Mass-produced standard products: Average cost method Components and raw materials: First-in, first-out method (in most cases)

		‚ Derivatives Same as left ƒ Inventories Same as left	‚ Derivatives Same as left ƒ Inventories Same as left

Item	Six months ended September 30, 2005	Six months ended September 30, 2006	Fiscal year ended March 31, 2006
(2) Valuation standard and method of significant depreciable assets

 Property, plant and equipment

Declining balance method is adopted (in most cases)

Expected useful lifetime is as below (in most cases).

Building: 7-50 years

Machinery, equipment, tools and furniture: 2-22 years

Leased assets are depreciated using the declining balance method over the lease period.

		 Property, plant and equipment Same as left	 Property, plant and equipment Same as left

‚ Intangible assets

• Software

With respect to software for sale, the company adopted the depreciation method based on the projected sales volume (The estimated valid period is 3 years or less).

As for software for internal use, straight-line method based on the estimated useful period of use within the company (ranging up to 5 years) is adopted.

		‚ Intangible assets • Software Same as left	‚ Intangible assets • Software Same as left
	• Consolidated adjustment account Consolidated adjustment account is amortized on a straight-line basis over the periods that are estimated by each acquisition, ranging up to 20 years.	• Goodwill Goodwill is amortized on a straight-line basis over the periods that are estimated by each acquisition, ranging up to 20 years.	• Consolidated adjustment account Consolidated adjustment account is amortized on a straight-line basis over the periods that are estimated by each acquisition, ranging up to 20 years.

(3) Accounting standards for significant reserves	 Reserve for doubtful notes and accounts A reserve for doubtful notes and accounts is provided based on credit loss history and an evaluation of any specific doubtful notes and accounts.	 Reserve for doubtful notes and accounts Same as left	 Reserve for doubtful notes and accounts Same as left

__________

‚ Accrued bonus to directors

Our company and domestic subsidiaries provided reserve for directors’ bonus commensurate to the interim period, out of an expected payment amount during the current consolidated fiscal year in order to pay the directors’ bonus.

__________
ƒ Reserves for product warranties Our company’s overseas consolidated subsidiaries recorded an estimated amount for after service based on past actual results against sales amount.

ƒ Reserves for product warranties Our company and our company’s consolidated subsidiaries recorded an estimated amount for after services of products or development programs based on past actual results against sales amount and the possibility incurring additional cost.

ƒ Reserves for product warranties Our company and our company’s consolidated subsidiaries recorded an estimated amount for after service of products based on past actual results against sales.

Item	Six months ended September 30, 2005	Six months ended September 30, 2006	Fiscal year ended March 31, 2006
__________

(Additional information)

The cost of after service during the charge free warranty period of products has in the past been recorded at the time of repair as it has been during the previous consolidated six months. However, from the previous consolidated fiscal year (second half of the year), the method has been changed to record an estimated amount based on past actual results against the sales amount. As the result of this, the previous consolidated six months’ operating income is 838 million yen less, ordinary loss is recorded as 838 million yen more and interim net earnings prior to tax adjustments is recorded as 7,556 million yen more.

__________

Furthermore, “Practical Solution on Revenue Recognition of Software (PITF Report No.17 dated March 30, 2006) has been adopted from the current consolidated six months. Estimated amounts based on the past actual results and estimated amounts based on possible occurrences of additional cost by product are recorded in order to prepare for repair expenses for defects after delivery of products to customers. As the result of this, when comparing with the method adopted in the past, the current consolidated six months’ operating income and interim net earnings prior to tax adjustments is 10,523 million yen less and ordinary loss has increased by 10,523 million yen.

ƒAccrued pension and severance costs

In order to provide for pension and severance payments, accrued pension and severance cost is calculated based on the estimated amounts of benefit obligation and pension plan assets as of end of current interim period. With respect to net obligations resulting from the adoption of applicable accounting standards, 15 years on pro rata basis is amortized to expense.

„Accrued pension and severance costs

In order to provide for pension and severance payments, accrued pension and severance cost is calculated based on the estimated amounts of benefit obligation and pension plan assets as of end of current interim period. With respect to net obligations resulting from the adoption of applicable accounting standards, 15 years on pro rata basis is amortized to expense.

ƒ Accrued pension and severance costs

In order to provide for pension and severance payments, accrued pension and severance cost is calculated based on the estimated amounts of benefit obligation and pension plan assets as of end of current consolidated fiscal year. With respect to net obligations resulting from the adoption of applicable accounting standards, 15 years on pro rata basis is amortized to expense.

Unrecognized prior service costs is amortized on the straight-line method over the average remaining service period as of incurred (mainly 14 years) of employees expected to receive benefits under the plan. Actuarial loss is amortized on the straight-line method over the average remaining service period as of incurred (mainly 13 years) of employees expected to receive benefits under the plan.

Unrecognized prior service costs is amortized on the straight-line method over the average remaining service period as of incurred (mainly 14 years) of employees expected to receive benefits under the plan. Actuarial loss is amortized on the straight-line method over the average remaining service period as of incurred (mainly 12 years) of employees expected to receive benefits under the plan.

Unrecognized prior service costs is amortized on the straight-line method over the average remaining service period as of incurred (mainly 14 years) of employees expected to receive benefits under the plan. Actuarial loss is amortized on the straight-line method over the average remaining service period as of incurred (mainly 13 years) of employees expected to receive benefits under the plan.

Item	Six months ended September 30, 2005	Six months ended September 30, 2006	Fiscal year ended March 31, 2006
	„ Reserve for computer re-purchase losses An estimated amount for re-purchase losses is recorded based on past actual results in order to cover losses at the time of repurchasing computers.	… Reserve for computer re-purchase losses Same as left	„ Reserve for computer re-purchase losses Same as left

… Reserve for recycling expenses of personal computers

An estimated amount for recycling expenses of personal computers is recorded based on the volume of shipments and the rate of collection to provide for recycling expenses of personal computers at the time of collecting domestic computers that were sold in accordance with the PC Recycling System.

Since factors for reserve are revised every term using the JEITA’s (Japan Electronics and Information Technology Industries Association) report and our company’s consolidated subsidiaries’ actual results of recycling, the previous period’s revised amount is recorded as extraordinary gains.

		† Reserve for recycling expenses of personal computers Same as left	… Reserve for recycling expenses of personal computers Same as left

(4) Standard for converting material assets or debts in foreign currency to domestic currency	Receivables and payables in foreign currency are converted into yen at the spot exchange rate as of the end of the consolidated 6 months and the translation difference is recorded as a profit or loss. As for the assets and liabilities of overseas subsidiaries, etc., they are converted into yen at the spot exchange rate as of the end of the consolidated 6 months and the income and expenses are converted into yen at the average rate of the period and the translation difference is included in the minority interests and foreign currency translation adjustment of shareholders’ equity.	Receivables and payables in foreign currency are converted into yen at the spot exchange rate as of the end of the consolidated 6 months and the translation difference is recorded as a profit or loss. As for the assets and liabilities of overseas subsidiaries, etc., they are converted into yen at the spot exchange rate as of the end of the consolidated 6 months and the income and expenses are converted into yen at the average rate of the period and the translation difference is included in the minority interests and foreign currency translation adjustment of net assets.	Receivables and payables in foreign currency are converted into yen at the spot exchange rate as of the end of the consolidated year and the translation difference is recorded as a profit or loss. As for the assets and liabilities of overseas subsidiaries, etc., they are converted into yen at the spot exchange rate as of the end of consolidated year and the income and expenses are converted into yen at the average rate of the period and the translation difference is included in the minority interests and foreign currency translation adjustment of shareholders’ equity.

(5) Material leasing transactions	The lessee’s financial lease transactions are accounted in the same way as ordinary sales transactions.	Same as left	Same as left

(6) Accounting for material hedging activities	 Accounting for hedging activities The Company adopts the deferred hedge accounting method for the derivative transaction in order to hedge the interest rate risk.	 Accounting for hedging activities Same as left	 Accounting for hedging activities Same as left
	‚ Hedging instruments and hedged items Hedge instruments …interest rate swap Hedged items …bonds and loans	‚ Hedging instruments and hedged items Same as left	‚ Hedging instruments and hedged items Same as left

Item	Six months ended September 30, 2005	Six months ended September 30, 2006	Fiscal year ended March 31, 2006

	ƒ Hedging policy Derivative transactions are utilized in order to offset market fluctuations or to fix the cash flow according to the Company’s Risk Control Rules.	ƒ Hedging policy Same as left	ƒ Hedging policy Same as left

„ Assessment of hedge effectiveness

The Company assesses the hedge effectiveness based on comparing fluctuations in the market of hedged items or cumulative amounts of change in cash flow with fluctuations in the market of hedged instruments or cumulative amounts of change in cash flow

		„ Assessment of hedge effectiveness Same as left	„ Assessment of hedge effectiveness Same as left

(7) Other significant accounting issues	 Accounting for consumption taxes Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.	 Accounting for consumption taxes Same as left	 Accounting for consumption taxes Same as left

	‚ Consolidated return system The Company adopts the consolidated return system	‚ Consolidated return system Same as left	‚ Consolidated return system Same as left

5. Funds in the interim consolidated statements of cash flow (consolidated cash flow accounting statements)	Funds (cash and cash equivalents) in the interim consolidated statements of cash flow refer to cash on hand, deposits that can be withdrawn on demand and converted into cash easily, short term investments with low risks that will reach maturity date within three months of date of purchase.	Same as left	Funds (cash and cash equivalents) in the consolidated statements of cash flow refer to cash on hand, deposits that can be withdrawn on demand and converted into cash easily, short term investments with low risks that reach maturity date within three months of date of purchase.

Changes in significant accounting policies

Six months ended September 30, 2005	Six months ended September 30, 2006	Fiscal year ended March 31, 2006
“Amendments to Accounting Standard for Retirement Benefits (ASBJ Statement No.3, March 16, 2005)” and “Implementation Guidance on Amendments to Accounting Standard for Retirement Benefits (ASBJ Guidance No.7, March 16, 2005)” are applied. As a result of this, operating income and net income before income tax are 2,953 million yen more respectively. The ordinary loss is 2,953 million yen less. The effect on segment information is mentioned in the appropriate sections.	_________

“Amendments to Accounting Standard for Retirement Benefits (ASBJ Statement No.3, March 16, 2005)” and “Implementation Guidance on Amendments to Accounting Standard for Retirement Benefits (ASBJ Guidance No.7, March 16, 2005) are applied. As a result of this, operating income current earnings and net income before income tax are 5,910 million yen more.

The effect on segment information is mentioned in the appropriate sections.

_________	_________	The Company has in the past been recording the cost of after service during the charge free warranty period of products at the time of repair. However, from this term, the method has been changed to record product warranty reserves based on the past actual results against the sales amount. The method has been changed with the aim of improving the soundness of financial affairs and ensuring an appropriate income account since it has become possible to make an analysis according to products from the second half of this year. As a result of this change, the product warranties reserves provision of 8,394 million yen resulting from the sales of the previous year is recorded as extraordinary losses and this term’s provision of 7,202 million yen is recorded as selling and general administrative expenses. When comparing with the method adopted in the past, the operating income and current earnings increased by 1,192 million yen and income before income tax decreased by 7,202 million yen. The consolidated 6 months’ operating income is 838 million yen less and the ordinary loss is 838 million yen more. Net income before income tax is 7,556 million yen more.
_________	Accounting standards for presentation of net assets in the balance sheet	_________

Effective from the interim accounting period ended September 30, 2006, the Company has adopted the “Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Statement No.5 of December 9, 2005)” and the “Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Guidance No.8 of December 9, 2005)”. The amount corresponding to the conventional shareholders’ equity in the balance sheet is 1,033,162 million yen. Net assets in the balance sheets for the interim accounting period are presented according to the revision of “Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements”.

Six months ended September 30, 2005	Six months ended September 30, 2006	Fiscal year ended March 31, 2006
_________	Accounting standards for business combinations	_________

Effective from the interim accounting period ended September 30, 2006, the Company has adopted the “Accounting Standards for Business Combinations (Business Accounting Council, October 31, 2003)”, “Accounting Standard for Business Divestitures (ASBJ Statement No.7, December 27, 2005)”, and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures (ASBJ Guidance No.10, December 27, 2005)”. Please refer to the explanatory notes (business combinations related items) with respect to the effect of this adoption on the interim consolidated statements of operation.

_________

Revision of accounting standards for treasury stock and appropriation of legal reserve, etc.

Effective from the interim accounting period ended September 30, 2006, the Company has adopted the revised “Accounting Standards for Treasury Shares and Appropriation of Legal Reserve (ASBJ Statement No.1: final revision, August 11, 2006)” and “Guidance on Accounting Standards for Treasury Shares and Appropriation of Legal Reserve (ASBJ Guidance No. 2: final revision, August 11, 2006)”. The effect of this adoption did not have impact on the interim consolidated statements of operation.

_________

_________

Accounting standards for directors’ bonus

Effective from the interim accounting period ended September 30, 2006; the Company has adopted the “Accounting Standard for Directors’ Bonus (ASBJ Statement No. 4, November 29, 2005)”. As a result of this change, operating income and income before income tax decreased by 159 million yen and ordinary loss increased by 159 million yen. The effect of this adoption on segment information is mentioned in the appropriate sections.

_________

_________

Accounting standards for stock option

Effective from the interim accounting period ended September 30, 2006, the Company has adopted the “Accounting Standard for Share-based Payment (ASBJ Statement No. 8, December 27, 2005)”, and “Implementation Guidance on Accounting Standard for Share-based Payment (ASBJ Guidance No. 11, May 31, 2006)”. The effect of this adoption did not have material impact on the interim consolidated financial statements.

_________

Changes in Presentation

Six months ended September 30, 2005	Six months ended September 30, 2006
_________	(Interim consolidated balance sheet)

Items that were presented in the consolidated adjustment account during the previous consolidated financial statements for six months are presented in goodwill from the current consolidated financial statements for six months.

(Interim consolidated cash flow statement)

Items that were presented in the amortization of the consolidated adjustment account during the previous consolidated financial statements for six months are presented in the amortization of goodwill from the current consolidated financial statements for six months.

Notes to Consolidated Financial Statements

(Consolidated Balance Sheets)

(In millions of yen)

Description	Six months ended September 30, 2005		Six months ended September 30, 2006		Fiscal year ended March 31, 2006
*1. Accumulated depreciation of property, plant and equipment	1,807,192		1,802,220		1,791,412

*2. Assets pledged as and liabilities secured by collateral

Balance of assets pledged as collateral	Buildings	9,905	Buildings	7,295	Buildings	6,030
	Machinery and equipment	1,422	Machinery and equipment	1,466	Machinery and equipment	1,403
	Other tangible assets (land)	8,741	Other tangible assets (land)	7,135	Other tangible assets (land)	5,787
	Other	129	Other	121	Other	137

	Total	20,197	Total	16,017	Total	13,357

Balance of liabilities secured by collateral	Short-term borrowings	1,720	Short-term borrowings	2,529	Short-term borrowings	1,299
	Long-term borrowings	3,451	Long-term borrowings	1,501	Long-term borrowings	2,261
	Other	382	Other	313	Other	478

	Total	5,553	Total	4,343	Total	4,038
*3. Contingent liabilities

Guaranty of	Employees	17,932	Shanghai SVA NEC Liquid		Shanghai SVA NEC Liquid
liabilities for bank	Shanghai SVA NEC		Crystal Display	21,899	Crystal Display	16,114
borrowings	Liquid Crystal Display	16,548	Employees	14,447	Employees	15,885
	NEC Toppan Circuit		NEC NEVA	1,692	NEC NEVA	1,949
	Solutions	2,281	Communications System		Communications System
	NEC NEVA	2,139	Other	4,562	NEC Toppan Circuit

	Communications System		Total	42,600	Solutions	1,327
	Other	4,446			Other	3,080

	Total	43,346			Total	38,355

Guaranty on residual value of operating leases	SMBC Leasing	18,528	SMBC Leasing	19,806	SMBC Leasing	20,079
	IBJ Leasing	3,197	BOT Lease	3,705	IBJ Leasing	1,696
	The Holt Companies	295	IBJ Leasing	2,084	BOT Lease	436
	Other	1,683	Other	463	Other	504

	Total	23,703	Total	26,058	Total	22,715

Item	Six months ended September 30, 2005	Six months ended September 30, 2006	Fiscal year ended March 31, 2006
Other	The Company and NEC Electronics America Inc., a consolidated subsidiary of the Company, are currently subject to an investigation being conducted by the U.S. Department of Justice into potential antitrust violations in the U.S. dynamic random access memory (DRAM) industry. Separately, NEC Electronics Corporation and NEC Electronics America, Inc. have been named in a number of class action civil antitrust lawsuits seeking damages for alleged antitrust violations. Although no rulings have been issued in these investigations and related civil proceedings at this time, the Company has set aside a reserve in connection with the U.S. Department of Justice’s investigation.

NEC Electronics America, Inc., a consolidated subsidiary of the Company, has been sued by direct and indirect DRAM purchasers in a number of class action civil antitrust lawsuits seeking damages for alleged antitrust violations and by attorney generals of a number of states in the United States. Although the Company has reached a compromise with many of the purchasers (including proxies for the plaintiff) who directly purchased DRAMs from NEC group companies, a number of cases have remained under negotiation with such purchasers.

The Company is also co-operating with an investigation being conducted by the European Commission by providing information regarding potential violations of antitrust law in the DRAM industry. These civil proceedings, negotiations for settlement, and related investigations in the United States and Europe have drawn no conclusion at this time. However, the Company has set aside an estimated amount in connection with the civil proceedings and negotiations for settlement in the United States.

The NEC Group companies in the United States were subject to an investigation being conducted by the Department of Justice into potential antitrust violations in the U.S. dynamic random access memory (DRAM) industry. The investigation ended in compromise with the Department of Justice. However, attorney generals of a number of sates in the United States have begun to investigate NEC Electronics America which is a consolidated subsidiary of the Company for similar allegations. The subsidiary has also been named in a number of class action civil antitrust lawsuits seeking damages for alleged antitrust violations. The subsidiary has been negotiating for settlement with a number of purchasers who purchased DRAMs from the subsidiary in the past.

Separately, an NEC group company has been subject to an investigation being conducted by the European Commission for alleged antitrust violations in the DRAM industry. The NEC group company has cooperated with the investigation authorities by providing necessary information. Although no rulings have been issued in these investigations and related civil proceedings in the United States and Europe at this time, the Company has set aside a reserve for an estimated amount in connection with the U.S. Department of Justice’s investigation

*4: Notes receivable discounted	454 million yen	523 million yen	943 million yen

*5: Notes receivable endorsed	3,160 million yen	2,149 million yen	1,270 million yen

*6: Accounting of notes due by the closing date of consolidated six-month period	_________

The closing date of the current consolidated six months fell on a holiday for financial institutions. However, the Company processed the notes due by the closing date of the consolidated six months as if they had been settled on the date, as stated below:

Notes receivable: 2,632 million yen

Notes payable: 2,439 million yen

_________

(Consolidated Statements of Operations)

Description	Six months ended September 30, 2005	Six months ended September 30, 2006	Fiscal year ended March 31, 2006
	(In millions of yen)	(In millions of yen)	(In millions of yen)
*1. Selling, general and administrative expenses Major account titles and amounts	Salaries for employees	Salaries for employees	Salaries for employees
	177,790	177,332	355,333
	Research and development expense	Research and development expense	Research and development expense
	133,621	159,368	279,349
	Provision for loss on repurchase of computers	Provision for loss on repurchase of computers	Provision for loss on repurchase of computers
	2,621	1,501	5,270

	Provision for product warranty liabilities	Provision for product warranty liabilities	Provision for product warranty liabilities

	799	15,580	9,198

*2. Gain on change of equity	Due to change in the equity of Elpida Memory, Ltd.	Mainly due to changes in
equity from the
allocation of new shares
of NEC BIGLOBE, Ltd.
to third parties and NEC
Networks & System
Integration
Corporation’s
acquisition of the
whole shares of NEC
		Telenetworx, Ltd.	Mainly due to changes in the equity of Elpida Memory, Ltd. and Toyo Communication Equipment Co. Ltd.

*3. Gain on transfer of marketable securities to the pension trust	_____________	Due to contribution of investment securities to employee pension trust	_____________

*4. Gain on sale of fixed assets	Due to sale of land, etc.	Same as left	Same as left

*5. Gain on sale of stock of affiliated companies	Due to sale of stock of Elpida Memory, Ltd. and ANELVA Corporation	_____________	Due to sale of stock of Elpida Memory, Ltd. and ANELVA Corporation

*6. Gain on transfer of substitutional portion of employees’ pension funds	_____________	_____________	Due to transfer of substitutional portion of employees’ pension funds of the consolidated subsidiaries of the Company

*7. Restructuring expenses	_____________	Expenses mainly for disposal of assets and transfer of employees following the liquidations of electron device business and mobile terminal business in China	Expenses mainly for disposal of assets and transfer of employees following the liquidations of electron device business

*8. Impairment loss on fixed assets	(1) Summary of assets and asset groups in recognition of impairment loss	(1) Summary of assets and asset groups in recognition of impairment loss	(1) Summary of assets and asset groups in recognition of impairment loss

Application	Type	Place	Application	Type	Place	Application	Type	Place
Idle assets	Land and buildings	Higashi Hiroshima City, Hiroshima Prefecture	Business assets	Buildings and intangible assets	Shinagawa- Ku, Tokyo	Idle assets	Land and buildings	Higashi- Hiroshima City, Hiroshima Prefecture
Idle assets	Land	Shiroishi City, Miyagi Prefecture	Idle assets	Land	Sunto-gun and other locations., Shizuoka Prefecture	Idle assets	Land	Shiroishi City, Miyagi Prefecture

Idle assets	Land	Ube City, Yamaguchi Prefecture	Idle assets	Land and buildings	Sendai City, Miyagi Prefecture	Idle assets	Land	Ube City, Yamaguchi Prefecture
			Idle assets	Land	Igu-gun, Miyagi Prefecture	Idle assets	Land and other	Kumamoto City, Kumamoto Prefecture

Item	Six months ended September 30, 2005		Six months ended September 30, 2006		Fiscal year ended March 31, 2006
	(2) Background to recognition of impairment loss		(2) Background to recognition of impairment loss		(2) Background to recognition of impairment loss
	The Company has capitalized an impairment loss on fixed asset as extraordinary losses because there were uncollectible amounts of investment due to lower profitability of fixed assets for business, and fall in the market values of idle assets.		The Company has capitalized an impairment loss on fixed assets as extraordinary losses because there were uncollectible amounts of investment due to lower profitability of fixed assets for business, and fall in the market values of idle assets.		The Company has capitalized an impairment loss on fixed asset as extraordinary losses because there were uncollectible amounts of investment due to lower profitability of fixed assets for business, and fall in the market values of idle assets.

	(3) Amount of impairment loss		(3) Amount of impairment loss		(3) Amount of impairment loss

		In millions of yen		In millions of yen		In millions of yen
	Buildings	275	Buildings	144	Buildings	453
	Land	207	Land	299	Land	207

	Total	482	Intangible assets	671	Other	1

			Other	169	Total	661

			Total	1,283

(4) Method for grouping assets

In principle, the Company has
grouped assets based on business
units and management companies
that have continuously managed
revenues and expenses of the
business, except for idle assets
which are classified into one asset
group.

(5) Estimation of collectable
amounts

The higher of the net sale value
and the useful value of an asset for
business is applied to the
collectable amount of the asset.
The net sale value is applied to
idle assets. The net sale value of a
fixed asset is reasonably estimated
based on the assessed value of the
fixed asset. The useful value of an
asset is assessed based on the
memorandum value of the asset
due to negative cash flow for the
future.

(4) Method for grouping assets

In principle, the Company has
grouped assets based on business
units and management companies
that have continuously managed
revenues and expenses of the
business, except for idle assets
which are classified into one asset
group.

(5) Estimation of collectable
amounts

The higher of the net sale value
and the useful value of an asset for
business is applied to the
collectable amount of the asset.
The net sale value is applied to
idle assets. The net sale value of a
fixed asset is reasonably estimated
based on the assessed value of the
fixed asset. The useful value of an
asset is assessed based on the
memorandum value of the asset
due to negative cash flow for the
future.

(4) Method for grouping assets

In principle, the Company has
grouped assets based on business
units and management companies
that have continuously managed
revenues and expenses of the
business, except for idle assets
which are classified into one asset
group.

(5) Estimation of collectable
amounts

The higher of the net sale value
and the useful value of an asset for
business is applied to the
collectable amount of the asset.
The net sale value is applied to
idle assets. The net sale value of a
fixed asset is reasonably estimated
based on the assessed value of the
fixed asset. The useful value of an
asset is assessed based on the
memorandum value of the asset
due to negative cash flow for the
future.

*9: Pension and severance costs	Expenses following the transition of the pension and severance plan of the consolidated subsidiaries of the Company		Expenses following the transition of the pension and severance plan of the consolidated subsidiaries of the Company		Expenses following the transition of the pension and severance plan of the consolidated subsidiaries of the Company

*10: Provision for product warranty liabilities	_____________		_____________		Provision for product warranty liabilities resulting from sales in the past.

(Consolidated Statements of Shareholders’ Equity)

Six months ended September 30, 2006

1. Matters related to Issued Stock

Type of Stock	At March 31, 2006	Increase	Decrease	At September 30, 2006
Common Stock (Thousands)	1,995,923	33,632	—	2,029,555

(Reason for change)

The breakdown of increased number of shares is as follows:

Increase due to the Company’s granting of stocks to NEC Infrontia Co., Ltd. following a stock-for-stock exchange between the two companies	33,631 thousand shares.

2. Matters related to Treasury Stock

Type of Stock	At March 31, 2006	Increase	Decrease	At September 30, 2006
Common Stock (Thousands)	2,974	1,023	45	3,952

(Reason for change)

The breakdown of increased number of shares is as follows:

Number of shares acquired by NEC Infrontia’s following a stock-for-stock exchange between the two companies	743 thousand shares
Increase due to purchasing fractional unit shares	276 thousand shares

The breakdown of decreased number of shares is as follows:

Decrease due to disposal of fractional unit shares	43 thousand shares

3. Matters related to new share subscription rights, etc.

See notes “Stock option related items”.

4. Matters related to Dividends

(1)	Payment of dividends

Resolution	Class of Stock	Total dividends (In millions of yen)	Dividend per share (Yen)	Record Date	Effective Date
June 22, 2006 Ordinary meeting of shareholders	Common Stock	5,979	3	March 31, 2006	June 23, 2006

(2) Dividends with record dates that fall within the six-month period ending September 30, 2006, and of which the effective dates are after the six-month period ending September 30, 2006.

Resolution	Class of Stock	Total dividends (In millions of yen)	Dividend per share (Yen)	Record Date	Effective Date
November 21, 2006 Board of Directors Meeting	Common Stock	8,105	4	September 30, 2006	December 1, 2006

(Consolidated Statements of Cash Flows)

(In millions of yen)

Description	Six months ended September 30, 2005		Six months ended September 30, 2006		Fiscal year ended March 31, 2006
*1 Cash and cash equivalents at end of period and the amounts on the consolidated balance sheets	Cash and deposit	387,889	Cash and deposit	347,815	Cash and deposit	404,303
	Current marketable securities	31,509	Current marketable securities	93,303	Current marketable securities	49,242
	Time deposit and Current marketable securities with maturities of more than three months	(322)	Time deposit and Current marketable securities with maturities of more than three months	(1,326)	Time deposit and Current marketable securities with maturities of more than three months	(1,175)

	Cash and cash equivalents	419,076	Cash and cash equivalents	439,792	Cash and cash equivalents	452,370
2 Important non-capital transactions	Stock-for-stock exchange	45,139	Stock-for-stock exchange	24,405	Stock-for-stock exchange	45,139
	Finance leases	4,489	Finance leases	5,645	Finance leases	10,741
	Conversion of convertible bonds into stock	2	Conversion of convertible bonds into stock	2	Conversion of convertible bonds into stock	2

(Lease transactions)

(In millions of yen)

Six months ended September 30, 2005		Six months ended September 30, 2006		Fiscal year ended March 31, 2006
Operating leases		Operating leases		Operating leases
(Lessee)		(Lessee)		(Lessee)
Future minimum lease payments subsequent to September 30, 2005		Future minimum lease payments subsequent to September 30, 2006		Future minimum lease payments subsequent to March 31, 2006
Due in one year or less	31,939	Due in one year or less	42,939	Due in one year or less	39,543
Due after one year	114,401	Due after one year	158,027	Due after one year	159,528

Total	146,340	Total	200,966	Total	199,071

(Securities)

As of September 30, 2005

1. Marketable other securities

(In millions of yen)

	Acquisition cost	Carrying value	Unrealized gain(loss)
1. Stocks	70,189	160,430	90,241
2. Bonds	16	12	(4)
3. Other	124	98	(26)
Total	70,329	160,540	90,211

2. The carrying value and a description of major securities whose fair value was not determinable is as follows

(In millions of yen)

Carrying value
Other securities
1. Stocks	65,066
2. Bonds	10
3. Investment limited partnership and similar partnership	7,298
4. Commercial Paper	25,390
5. MMF	4,820

As of September 30, 2006

1. Marketable other securities

(In millions of yen)

	Acquisition cost	Carrying value	Unrealized gain(loss)
1. Stocks	65,637	168,787	103,150
2. Bonds	900	936	36
3. Other	1,361	1,311	(50)
Total	67,898	171,034	103,136

2. The carrying value and a description of major securities whose fair value was not determinable is as follows

(In millions of yen)

Carrying value
Other securities
1. Stocks	74,085
2. Bonds	25,987
3. Investment limited partnership and similar partnership	7,017
4. Commercial Paper	54,085
5. MMF	12,862

As of March 31, 2006

1. Marketable other securities

(In millions of yen)

	Acquisition cost	Carrying value	Unrealized gain(loss)
1. Stocks	70,685	196,050	125,365
2. Bonds	816	811	(5)
3. Other	1,159	992	(167)
Total	72,660	197,853	125,193

2. The carrying value and a description of major securities whose fair value was not determinable is as follows

(In millions of yen)

Carrying value
Other securities
1. Stocks	56,632
2. Bonds	7,709
3. Investment limited partnership and similar partnership	7,679
4. Commercial Paper	40,015
5. MMF	3,809

(Derivative Financial Instruments)

(In millions of yen)

Type of related items	Type of transactions	At September 30, 2005			At September 30, 2006			At March 31, 2006
		Notional amounts	Fair value	Unrealized gain (loss)	Notional amounts	Fair value	Unrealized gain (loss)	Notional amounts	Fair value	Unrealized gain (loss)
	Forward foreign exchange contracts	17,066	(536)	(536)	32,900	(2,354)	(2,354)	46,638	(1,656)	(1,656)
Currency	Swaps :	5,315	77	77	—	—	—	3,872	(131)	(131)
	Options :	5,629	117	117	—	—	—	—	—	—
Interest rate	Swaps :	408,760	(7,225)	(7,225)	399,925	(5,194)	(5,194)	402,620	(6,230)	(6,230)

	Total	436,770	(7,567)	(7,567)	432,825	(7,548)	(7,548)	453,130	(8,017)	(8,017)

(Stock Option related items)

Six months ended September 30, 2006

1. Amounts of expenses and account titles in the consolidated six months ended September 30, 2006.

    Selling, general and administrative expenses 66 million yen

2. Details, scale and changes of stock options

(1)	Details of Stock Options

Company name	Registrant	Registrant
Date of Resolution	June 22, 2006	June 22, 2005
Positions and number of eligible persons	14 directors of the Company, and 158 employees of the Company including presidents of subsidiaries	15 directors of the Company, 161 employees of the company including presidents and employees of subsidiaries
Type of stock and number of shares (See Note)	304,000 shares of common stock	300,000 shares of common stock
Date of grant	July 28, 2006	July 11, 2005
Vesting conditions	No vesting conditions are specified.	No vesting conditions are specified.
Service period	No service period is specified.	No service period is specified.
Exercise period	From August 1, 2008 to July 31, 2012	From July 1, 2007 to June 30, 2011
Exercise price	636 yen	637 yen
Fair value of unit price at date of grant	190 yen	—

Company name	Registrant	Registrant
Date of Resolution	June 22, 2004	June 19, 2003
Positions and number of eligible persons	15 directors of the Company, and 159 employees of the Company including presidents of subsidiaries	15 directors of the Company, and 171 employees of the Company including presidents of subsidiaries
Type of stock and number of shares (See Note)	289,000 shares of common stock	313,000 shares of common stock
Date of grant	July 12, 2004	July 10, 2003
Vesting conditions	No vesting conditions are specified.	No vesting conditions are specified.
Service period	No service period is specified.	No service period is specified.
Exercise period	From July 1, 2006 to June 30, 2010	From July 1, 2005 to June 30, 2009
Exercise price	801 yen	769 yen
Fair value of unit price at date of grant	—	—

Company name	Registrant	Registrant
Date of Resolution	June 20, 2002	June 21, 2001
Positions and number of eligible persons	15 directors of the Company, and 218 employees of the Company including presidents of subsidiaries	16 directors of the Company, and 154 employees of the Company including presidents of subsidiaries
Type of stock and number of shares (See Note)	358,000 shares of common stock	310,000 shares of common stock
Date of grant	July 10, 2002	July 2, 2001
Vesting conditions	No vesting conditions are specified.	No vesting conditions are specified.
Service period	No service period is specified.	No service period is specified.
Exercise period	From July 1, 2004 to June 30, 2008	From July 1, 2003 to June 30, 2007
Exercise price	888 yen	1,818 yen
Fair value of unit price at date of grant	—	—

Company name	Registrant
Date of Resolution	June 29, 2000
Positions and number of eligible persons	17 directors and 152 employees of the Company
Type of stock and number of shares (See Note)	301,000 shares of common stock
Date of grant	July 3, 2000
Vesting conditions	No vesting conditions are specified.
Service period	No service period is specified.
Exercise period	From July 1, 2002 to June 30, 2006
Exercise price	3,294 yen
Fair value of unit price at date of grant	—

Company name	NEC Electronics	NEC Electronics
Date of Resolution	June 27, 2006	June 13, 2003
Positions and number of eligible persons	4 directors and employees of NEC Electronics and 26 presidents, etc. of subsidiaries	3 directors and employees of NEC Electronics and 171 presidents, etc. of subsidiaries
Type of stock and number of shares (See Note)	75,000 shares of common stock	313,500 shares of common stock
Date of grant	July 13, 2006	October 17, 2003
Vesting conditions	The options will be vested after two years from the date of grant under the condition that option holders will be in service to NEC Electronics group at the date of exercising the option. The terms of the options are subject to adjustment if there is a share split or consolidation of shares. The plans provide that options generally lapse automatically at termination of service before the exercise date and generally remain exercisable for one year after termination of service during the exercise period.	The options will be vested after two years from the date of grant under the condition that option holders will be in service to NEC Electronics group at the date of exercising the option and that income before income taxes of NEC Electronics for the consolidated fiscal year ended March 31, 2004 is ¥44 billion or more. The terms of the options are subject to adjustment if there is a share split or consolidation of shares. The plans provide that options generally lapse automatically at termination of service before the exercise date and generally remain exercisable for one year after termination of service during the exercise period.
Service period	From July 13, 2006 to July 12, 2008	From October 17, 2003 to October 16, 2005
Exercise period	From July 13, 2008 to July 12, 2012	From October 17, 2005 to October 16, 2007
Exercise price	3,927 yen	8,990 yen
Fair value of unit price at date of grant	937 yen	—

(Note) Stock options are translated into the number of shares.

(2)	Scale and changes of stock options

Company name	Registrant	Registrant	Registrant
Date of resolution	June 22, 2006	June 22, 2005	June 22, 2004
Prior to vesting
Beginning (Number of shares)	—	—	—
Granted (Number of shares)	304,000	—	—
Forfeited (Number of shares)	—	—	—
Vested (Number of shares)	304,000	—	—
Unvested (Number of shares)	—	—	—
After vesting
Beginning (Number of shares)	—	300,000	289,000
Vested (Number of shares)	304,000	—	—
Exercised (Number of shares)	—	—	—
Forfeited (Number of shares)	—	—	—
Outstanding (Number of shares)	304,000	300,000	289,000

Company name	Registrant	Registrant	Registrant
Date of resolution	June 19, 2003	June 20, 2002	June 21, 2001
Prior to vesting
Beginning (Number of shares)	—	—	—
Granted (Number of shares)	—	—	—
Forfeited (Number of shares)	—	—	—
Vested (Number of shares)	—	—	—
Unvested (Number of shares)	—	—	—
After vesting
Beginning (Number of shares)	313,000	202,000	93,000
Vested (Number of shares)	—	—	—
Exercised (Number of shares)	*2,000	—	—
Forfeited (Number of shares)	111,000	30,000	22,000
Outstanding (Number of shares)	200,000	172,000	71,000

* The average share price at the time of exercise was 859 yen

Company name	Registrant	NEC Electronics	NEC Electronics
Date of resolution	June 29, 2000	June 27, 2006	June 13, 2003
Prior to vesting
Beginning (Number of shares)	—	—	—
Granted (Number of shares)	—	75,000	—
Forfeited (Number of shares)	—	—	—
Vested (Number of shares)	—	—	—
Unvested (Number of shares)	—	75,000	—
After vesting
Beginning (Number of shares)	70,000	—	291,500
Vested (Number of shares)	—	—	—
Exercised (Number of shares)	—	—	—
Forfeited (Number of shares)	70,000	—	—
Outstanding (Number of shares)	—	—	291,500

(Segment Information)

[Business segment information]

Six months ended September 30, 2005

(In millions of yen)

	IT/Network Solutions Business	Mobile/Personal Solutions Business	Electron Devices Business	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Sales
(1) Unaffiliated customers	1,187,869	497,294	377,743	220,873	2,283,779	—	2,283,779
(2) Intersegment	53,213	82,740	20,685	80,809	237,447	(237,447)	—

Total sales	1,241,082	580,034	398,428	301,682	2,521,226	(237,447)	2,283,779

Operating expenses	1,189,191	595,744	408,764	296,272	2,489,971	(211,194)	2,278,777

Operating income(loss)	51,891	(15,710)	(10,336)	5,410	31,255	(26,253)	5,002

Six months ended September 30, 2006

(In millions of yen)

	IT/Network Solutions Business	Mobile/Personal Solutions Business	Electron Devices Business	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Sales
(1) Unaffiliated customers	1,206,550	419,695	408,633	186,726	2,221,604	—	2,221,604
(2) Intersegment	57,923	79,319	18,412	87,175	242,829	(242,829)	—

Total sales	1,264,473	499,014	427,045	273,901	2,464,433	(242,829)	2,221,604

Operating expenses	1,208,913	536,356	431,291	258,590	2,435,150	(221,050)	2,214,100

Operating income(loss)	55,560	(37,342)	(4,246)	15,311	29,283	(21,779)	7,504

Fiscal year ended March 31, 2006

(In millions of yen)

	IT/Network Solutions Business	Mobile/Personal Solutions Business	Electron Devices Business	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Sales
(1) Unaffiliated customers	2,653,732	1,077,198	771,625	427,415	4,929,970	—	4,929,970
(2) Intersegment	108,683	173,059	44,313	171,454	497,509	(497,509)	—

Total sales	2,762,415	1,250,257	815,938	598,869	5,427,479	(497,509)	4,929,970

Operating expenses	2,581,583	1,305,573	846,732	581,247	5,315,135	(457,691)	4,857,444

Operating income(loss)	180,832	(55,316)	(30,794)	17,622	112,344	(39,818)	72,526

(Notes)

1 The business segments are classified based on their proximity in terms of the type, nature and markets of their products and services.

2 Major businesses of each segment are as follows:

IT/Network Solutions Business	System Construction, Consulting, Outsourcing, Support(Maintenance), Servers, Storage products, Professional workstations, Business PCs, Computer software, Enterprise network systems, Network systems for telecommunications carriers, Broadcast video systems, Control systems, Aerospace/Defense systems

Mobile/Personal Solutions Business	Mobile handsets, Personal computers, Personal communication devices, BIGLOBE

Electron Devices Business	System LSI and other semiconductors, Electronic components, LCD modules etc

3 Unallocable operating expenses included in “Eliminations/Corporate “ for six months ended September 30, 2006,2005 and Fiscal 2006 was ¥22,855 million($194 million), ¥24,981 million, ¥48,394 million, respectively. Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation.

4 Effective from the interim accounting period ended September 30, 2006, the Company has adopted the “Accounting Standard for Directors’ Bonus (ASBJ Statement No.4, November 29, 2005) “. The effect of this adoption did not have material impact on the interim consolidated financial statements.

5 The Company has adopted the “Amendments to Accounting Standards for Retirement Benefits (ASBJ Statement No.3, March 16, 2005)” and the “Implementation Guidance on Amendments to Accounting Standards for Retirement Benefits (ASBJ Guidance No.7, March 16, 2005). As a result of this change, the increase of operating income for six months ended September 30, 2005 and Fiscal 2006 was ¥2,953 million (IT/Network Solutions Business ¥2,326 million, Mobile/Personal Solutions Business ¥216 million, Others ¥411 million), ¥5,910 million (IT/Network Solutions Business ¥4,655 million, Mobile/Personal Solutions Business ¥431 million, Others ¥824 million), respectively.

[Geographic segment information]

Six months ended September 30, 2005

(In millions of yen)

	Japan	Europe	Others	Total	Eliminations/ Corporate	Consolidated total
Sales
(1) Unaffiliated customers	1,780,208	217,710	285,861	2,283,779	—	2,283,779
(2) Intersegment	213,031	7,989	113,095	334,115	(334,115)	—

Total sales	1,993,239	225,699	398,956	2,617,894	(334,115)	2,283,779

Operating expenses	1,991,471	226,212	394,941	2,612,624	(333,847)	2,278,777

Operating incomes(loss)	1,768	(513)	4,015	5,270	(268)	5,002

Six months ended September 30, 2006

	Japan	Europe	Others	Total	Eliminations/ Corporate	Consolidated total
Sales
(1) Unaffiliated customers	1,712,997	215,209	293,398	2,221,604	—	2,221,604
(2) Intersegment	215,714	9,860	97,713	323,287	(323,287)	—

Total sales	1,928,711	225,069	391,111	2,544,891	(323,287)	2,221,604

Operating expenses	1,919,243	225,634	390,754	2,535,631	(321,531)	2,214,100

Operating incomes(loss)	9,468	(565)	357	9,260	(1,756)	7,504

Fiscal year ended March 31, 2006

	Japan	Europe	Others	Total	Eliminations/ Corporate	Consolidated total
Sales
(1) Unaffiliated customers	3,825,580	494,330	610,060	4,929,970	—	4,929,970
(2) Intersegment	440,730	20,007	256,735	717,472	(717,472)	—

Total sales	4,266,310	514,337	866,795	5,647,442	(717,472)	4,929,970

Operating expenses	4,203,954	512,159	862,437	5,578,550	(721,106)	4,857,444

Operating incomes(loss)	62,356	2,178	4,358	68,892	3,634	72,526

(Notes)

1. Segmenting nations and areas is based on their geographical proximity.

2. Major nations and areas other than Japan

    Europe… U.K. Britain, France, the Netherlands, Germany, Italy, Spain

3. As stated in the Accounting Standard for Directors’ Bonus in changes in significant accounting policies, the Company has adopted the Accounting Standard for Directors’ Bonus (ASBJ Statement No. 4, November 29, 2005). Effects on segments from the adoption of the accounting standards are minor and negligible.

4. The Company has adopted the Amendments to Accounting Standards for Retirement Benefits (ASBJ Statement No. 3, March 16, 2005) and the Implementation Guidance on Amendments to Accounting Standards for Retirement Benefits (ASBJ Guidance No. 7, March 16, 2005). With the adoption, operating income increased by 2,953 million yen for six months ended September 30, 2005 and by 5,910 million yen for fiscal 2006.

(Overseas sales)

Six months ended September 30, 2005

	Europe	Others	Total
I Overseas sales (In millions of yen)	252,050	363,260	615,310
II Consolidated sales (In millions of yen)	—	—	2,283,779
III Percentage of overseas sales to consolidated sales (%)	11.0	15.9	26.9

Six months ended September 30, 2006

	Europe	Others	Total
I Overseas sales (In millions of yen)	233,790	389,405	623,195
II Consolidated sales (In millions of yen)	—	—	2,221,604
III Percentage of overseas sales to consolidated sales (%)	10.5	17.6	28.1

Fiscal year ended March 31, 2006

	Europe	Others	Total
I Overseas sales (In millions of yen)	555,107	789,575	1,344,682
II Consolidated sales (In millions of yen)	—	—	4,929,970
III Percentage of overseas sales to consolidated sales (%)	11.3	16.0	27.3

(Notes)

1. Segmenting nations and areas is based on their geographical proximity.

2. Major nations and areas other than Japan

    Europe... U.K. Britain, France, the Netherlands, Germany, Italy, Spain

3. Overseas sales refer to sales by the consolidated subsidiaries of the Company outside Japan.

(Per-share information)

(In yen)

	Six months ended September 30, 2005	Six months ended September 30, 2006	Fiscal year ended March 31, 2006

Net assets per share	513.17 yen	510.06 yen	516.62 yen

Net loss per share for the period	0.16 yen	4.94 yen	5.26 yen

(Notes) Basis for calculation

1. Diluted net income per share is not reported for the six months ended September 30 2005, for the six months ended September 30, 2006, and the fiscal year ended March 31, 2006, due to the net loss per share for the respective periods although there have been potential shares.

2. The basis calculating net assets per share is as follows:

	September 30, 2005	September 30, 2006	March 31, 2006
Net assets per share
Total of net assets	—	1,238,730	—
Amounts subtracted from total of net assets (In millions of yen)	—	205,559	—
<of those, share subscription rights>	—	<66>	—
<of those, minority interests>	—	<205,493>	—
Net assets for common shares at end of period	—	1,033,171	—
Number of common shares at end of period used for calculating the amount of net assets per share (In 1,000 shares)	—	2,025,603	—

3. The basis for calculating net loss per share for six months and fiscal year is as follows:

	September 30, 2005	September 30, 2006		March 31, 2006
Net loss per share for the period (In millions of yen)
Net loss for the period	(331)	(9,927)		(10,062)
Amounts not attributable to common shareholders	(8)	38		342
<of those, directors’ bonus by profit appropriation>	<— >	<—	>	<200	>
<of those, redeemable shares with dividends>	<(8)>	<38	>	<142	>
Net loss on common stock for the period	(323)	(9,965)		(10,404)
Average number of common shares for the period (In 1,000 shares)	1,964,712	2,016,334		1,977,778

(Business combination related items)

Six months ended September 30, 2006

I. Stock-for-stock exchange transactions between entities under common control (NEC Networks & System Integration Corporation)

1. Summary of transaction, including names of combining companies or businesses, description of business, legal framework of business combination, and purposes of transaction

(1)	Combining companies: The Company (NEC Corporation), NEC Networks & System Integration Corporation (hereinafter “NEC NETSI”), and NEC Telenetworx, Ltd. (hereinafter “NEC Telenetworx”), both of which were consolidated subsidiaries of the Company. The names of the two subsidiaries have remained unchanged after the business combination.

(2)	Description of business:

NEC NETSI: Planning, consulting, designing, and constructing network systems

NEC Telenetworx: Maintenance and support of equipment related to switching, carrier communication, wireless communication (microwave, satellite), communication control, broadcasting, and activities in space

(3)	Summary of transaction, including legal framework of business combinations and purposes of transaction

The business combinations by the companies mentioned above aim to reinforce the maintenance and operation service business in the Network Solution area and to promote streamlining of the business. To these ends, on April 1, 2006 a stock-for-stock exchange was conducted in which NEC NETSI acquired all the shares of NEC Telenetworx and made the company a wholly-owned subsidiary of NEC NETSI. In other words, through this stock-for-stock exchange, NEC Telenetworx, which was a wholly-owned subsidiary of the Company, became a wholly-owned subsidiary of NEC NETSI, or a sub-subsidiary of the Company. Through this stock-for-stock exchange, the Company also acquired additional shares of NEC NETSI, resulting in an increase in the percentage of the Company’s ownership by 11.48%.

2. Summary of accounting methods implemented

The Company has adopted the accounting methods for consolidated financial statements prescribed in (2) Transactions with minority shareholders, 4. Accounting for transactions under common control in Accounting Standards for Business Combinations III.

NEC NETSI has minority shareholders. Thus, the Company has accounts for the difference, which is gain on change of equity in extraordinary gains, between the decrease in the Company’s share in NEC Telenetworx and the amount with which the business of NEC Telenetworx has presumably been transferred. The Company has also booked as goodwill the difference between the amount that the Company has presumably made as additional investment in NEC NETSI and the additional equity acquired.

3. Matters related to additional acquisitions of shares of subsidiaries

(1)	Cost of acquisition of business: 6,780 million yen

Detail: Shares of NEC Telenetworx

(2)	Stock conversion ratio
(Common stock) NEC NETSI: 26.051 shares; NEC Telenetworx: 1 share

(3)	Method for calculating the stock conversion ratio

Both companies conducted the stock-for-stock exchange by referring to the ratio calculated by a third party institution.

(4)	Number of shares that NEC NETSI offered the Company and their appraisal value: 7,815,300 shares, 6,780 million yen

(5)	Amount of accrued goodwill, accrual cause, and amortization method and period

(i)	Amount of goodwill: 581 million yen

(ii)	Accrual cause: The market value at the time of the business combinations exceeded the acquisition cost

(iii)	Amortization method and period: Straight-line method over two years

II. Stock-for-stock exchange transactions between entities under common control (NEC Infrontia Corporation)

1. Summary of transaction, including the names of the combining companies or businesses, description of business, legal framework of business combination, and purposes of the transaction

(1) Combining companies:	The Company (NEC Corporation) and NEC Infrontia Corporation (hereinafter “NEC Infrontia”), a consolidated subsidiary of the Company. The name of the subsidiary has remained unchanged after the business combination.

(2) Description of business:	Development, manufacturing, and marketing of information and telecommunications systems and operation terminals, and system solution business

(3)    Summary of transaction, including legal framework of business combination and purposes of transaction

         The business combination aims to reinforce the IP telephony business within the NEC group. To this end, on May 1, 2006 a stock-for-stock exchange was conducted in which the Company made NEC Infrontia a wholly-owned subsidiary of the Company. Specifically, through this stock-for-stock exchange, the Company acquired 34.29% of the shares of NEC Infrontia and NEC Infrontia became the wholly-owned subsidiary of the Company.

2. Summary of accounting methods implemented

The Company has adopted the accounting methods for consolidated financial statements prescribed in (2) Transactions with minority shareholders, 4. Accounting for transactions under common control in Accounting Standards for Business Combinations III.

The difference between the amount that the Company has presumably made as additional investments in NEC Infrontia and the additional equity acquired is accounted for as goodwill.

3. Matters related to additional acquisition of shares of subsidiaries

(1)	Cost of acquisition of business: 24,405 million yen

Details: Shares of the Company: 24,382 million yen

Direct cost for acquisition: 23 million yen

(2)	Stock conversion ratio

(Common stock) The Company: 0.774 shares; NEC Infrontia: 1 share

(3)	Method for calculating the stock conversion ratio

Both companies conducted the stock-for-stock exchange by referring to the ratio calculated by a third party institution.

(4)	Number and appraisal value of shares delivered: 33,630,520 shares 24,382 million yen.

(5)	Amount of goodwill, acrual cause, and amortization method and period:

i)	Amount of goodwill: 12,916 million yen

ii)	Accrual cause: The market value at the time of the business combination exceeded the acquisition cost.

iii)	Amortization method and period: Straight-line method over 15 years

III. Business divestiture transactions (Sony NEC Optiarc Inc.)

1. Summary of business divesture, including the name of company divested(successor entity), description of business divested, major cause of business divesture, and legal framework

(1)	Name of company divested:

Sony NEC Optiarc Inc. (hereinafter “Sony NEC Optiarc”)

(2)	Description of business divested:

Development, design, manufacturing, marketing and sale of optical disk drives

(3)	Main cause for business divesture:

The business divesture aims to reinforce the optical disk drive business of the Company by consolidating it with the optical disk drive business of Sony Corporation (hereinafter “Sony”).

(4)	Summary of business divesture, including business divesture date and legal framework

On the business divesture date of April 1, 2006, the Company and Sony divested their optical disk drive business from the companies and set up a new company called “Sony NEC Optiarc Inc.” which succeeds the business. As a result of this business divesture, the percentage of the Company’s ownership in Sony NEC Optiarc is 45%. The Company and Sony had decided the ownership ratio by referring to the result of cash flows, estimated by a third party institution, which will be produced by the business in the future.

2. Summary of accounting methods implemented

The Company has adopted accounting methods for consolidated financial statements prescribed in the Accounting for the Divesting Entity in Accounting Standard for Business Divestures. Since the percentage of the Company’s ownership in Sony NEC Optiarc is 45%, Sony NEC Optiarc is accounted for by the equity method. The gain from the change in the business divesture is minor.

3. Name of business segment in which divested business is included

IT/NW solution segment

4. Rough estimate of gain and loss from the business divested, which is accounted for in the current consolidated statement of operations

No rough estimate is reported because such gain or loss is minor.

IV. Formation of jointly controlled company (Adcore-Tech Co., Ltd.)

1. Summary of transaction, including name of jointly controlled company, description of business, legal framework of business combination, and purposes of transaction

(1)	Name of jointly controlled company

Adcore-Tech Co., Ltd. (hereinafter “Adcore-Tech”)

(2)	Description of business

Development, designing and technical licensing of a “communication platform” that plays the key role in communication technologies of mobile phone systems of third generation mobile phones and onwards

(3)	Legal framework of business combination

Formation of a jointly controlled company

(4)	Summary of transaction including purposes of transaction

The Company (NEC Corporation), NEC Electronics Corporation (hereinafter “NEC Electronics”), which is a consolidated subsidiary of the Company, Matsushita Electric Industrial Co., Ltd. (hereinafter “Matsushita Electric”), Panasonic Mobile Communications Co., Ltd. (hereinafter “Panasonic Mobile”), and Texas Instruments Incorporated (hereinafter “Texas Instruments”) have jointly established a corporation that engages in the development of mobile phone systems.

The joint company aims to lead the development of a communication platform that will play the key role in the current advanced 3.5G mobile phone system, in anticipation of developing a 3.9G mobile phone system in the future. The results of development efforts will be licensed worldwide, contributing to the development of the mobile phone industry worldwide. The Company and NEC Electronics invested 2,650 million yen in the joint company for the consolidated six–month period ended September 30, 2006.

2. Summary of accounting methods implemented

The shareholders of Adcore-Tech consist of three groups, namely the Company and NEC Electronics; Matsushita Electric and Panasonic Mobile; and Texas Instruments. The total number of shares held by the Company and NEC Electronics is the same as the total number held by Matsushita Electric and Panasonic Mobile (and both these groups hold more shares than the other group). Thus, concerning jointly controlled companies, the Company has adopted the accounting methods for consolidated financial statements prescribed in (7) Formation of jointly controlled entity, 3. Accounting for combining of interests, Accounting Standard for Business Combinations III. Adcore-Tech is accounted for by the equity method.

(Material subsequent events)

Six months ended September 30, 2005	Six months ended September 30, 2006	Fiscal year ended March 31, 2006

On October 12, 2005, NEC Corporation and NEC Kansai Ltd. sold all of the shares they owned in NEC Machinery Corporation to Canon Inc. in accordance with the tender offer agreement entered into among NEC Corporation, NEC Kansai and Canon Inc. on August 25, 2005 for the acquisition of the shares of NEC Machinery by Canon Inc.

Outline of the tender offer and NEC Machinery is as follows:

(Outline of tender offer)

NEC Corporation

Number of shares sold: 3,120,000 Shares

Sale price: 3,781 million yen

NEC Kansai

Number of shares sold: 1,120,000 Shares

Sale price: 1,357 million yen

(Outline of NEC Machinery)

Trade name: NEC Machinery Corporation

Principal lines of business: Development, manufacturing and sales of post-process equipment in semiconductor manufacturing equipment and factory automation equipment.

Since October 2006, the NEC Group has become an object of (1) inquiries that began in October, 2006 by the U.S. Department of Justice and the European Commission into possible violations of the antitrust law (antitrust law/competition law) in the SRAM industry (2) inquiries that began in October, 2006 by the Korea Fair Trade Commission regarding possible violations of Korea’s antitrust law in the semiconductor industry, as well as (3) inquiries that began in October, 2006 by the Japan Fair Trade Commission, the U.S. Department of Justice, the European Commission, the Korea Fair Trade Commission, and the Canada Competition Authorities into possible violations in the TFT liquid crystal display industry. In addition, after the commencement of inquiries by the U.S. Department of Justice relating to possible violations of the antitrust act in the SRAM industry, several civil lawsuits (class action lawsuits) seeking damages from violations of the antitrust law were filed against NEC Electronics America, Inc. After the commencement of inquiries by the U.S. Department of Justice relating to possible violations of the antitrust act in the TFT liquid crystal display industry, several civil lawsuits (class action lawsuits) seeking damages from violations of the antitrust law were also filed against NEC Corporation, NEC LCD Technologies, Inc. and NEC Electronics America, Inc. Conclusions have yet to be reached in the inquiries by the above authorities or concerning the civil lawsuits in the U.S.

It has been discovered that there is a possibility of a defective part used in the electrical power supply unit within the LCD TV-installed desktop PCs VALUESTAR H and VALUESTAR G type H (model for direct web sales), which were sold in November 2003 by NEC Corporation and its consolidated subsidiaries, overheating and emitting smoke/igniting.

NEC and its consolidated subsidiaries announced on December 18 that they were discontinuing use of the products by customers and that products would be taken back without charge and the faulty part exchanged in order to ensure the safe use of the aforementioned products by its customers. In addition, NEC’s consolidated subsidiaries will be responsible for any expenses incurred in handling the product or exchanging the part etc. after the announcement of the aforementioned phenomenon. However, it is difficult to make a logical estimate regarding the amount of the expenses to be incurred at the current time.

The Company entered into a stock-for-stock exchange agreement with NEC Infrontia Corporation. Based on this Agreement, the Company made the subsidiary a wholly-owned subsidiary on May 1, 2006. In connection with this, the Company issued and distributed 33,630,520 new shares to the shareholders (not including the Company) of NEC Infrontia at the rate of 0.774 share to one share of NEC Infrontia.

(2) Other matters

In Japan, the Company received from the Tokyo High Court a judgment to annul a decision by the Fair Trade Commission of Japan, or the JFTC, to issue a cease and desist order with respect to the Company’s bids for automatic letter processing systems ordered by the Ministry of Posts and Telecommunications (currently, Japan Post). The JFTC has filed an appeal with the Supreme Court of Japan with respect to such judgment. The Company has also attended hearings on the JFTC’s surcharge payment orders against the Company

For details of the cases of alleged antitrust violations in the DRAM industry, refer to Other, 3. Contingent Liabilities in Notes to Consolidated Financial Statements(Consolidated Balance Sheets).

For details of the alleged antitrust violations in the SRAM industry, alleged antitrust violations in the semiconductor industry, and alleged antitrust violations in the TFT LCD industry, refer to Notes to Consolidated Financial Statements (Material subsequent events).

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

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